March 14, 2007
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Re:	F5 Networks, Inc. Form 10-K/A for the fiscal year ended September 30, 2005 Filed December 12, 2006 File No. 000-26041
Dear Mr. Kronforst,
This letter will confirm my discussion last week with Christine Davis of your office regarding F5 Networks, Inc.’s response to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated March 6, 2007. We currently expect to file our amended Form 10-K/A for the fiscal year ended September 30, 2005 on or before Monday, April 16, 2007 and appreciate your accommodation of our request.
At the direction of Ms. Davis, this letter is being filed on EDGAR under submission type: CORRESP.
Please contact me if you have any questions regarding this matter. My direct line here at F5 Networks, Inc. is 206-272-6462, email j.christianson@f5.com.
Sincerely,
/s/  Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel
cc:	Christine Davis, Staff Accountant — Via Facsimile 202-772-9210